SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eastman Kodak Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

277461406
(CUSIP Number)

     September 13, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 277461406

1)	NAME OF REPORTING PERSON Contrarian Capital Management, L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 4,330,835
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 4,330,835
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,330,835(1)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%(2)
12)	TYPE OF REPORTING PERSON IA

(1) Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person's claims against the Issuer and certain of its subsidiaries.

(2) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (the "Plan"), was 35,700,168.  This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

1)	NAME OF REPORTING PERSON Contrarian Capital Fund I, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 2,289,933
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 2,289,933
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,289,933 (1)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(2)
12)	TYPE OF REPORTING PERSON PN

(1) Excludes additional shares of Common Stock of the Issuer and net-share settled warrants to purchase Common Stock to be issued to such Reporting Person in satisfaction of such Reporting Person's claims against the Issuer and certain of its subsidiaries.

(2) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on September 3, 2013, as described in the Plan, was 35,700,168.  This excludes 6,000,000 shares of Common Stock of the Issuer, and net-share settled warrants to purchase: (i) 2,085,008 shares of Common Stock at an exercise price of $14.93 and (ii) 2,085,008 shares of Common Stock at an exercise price of $16.12 to be issued by the Issuer in satisfaction of claims against the Issuer and certain of its subsidiaries.

CUSIP No. 277461406

Item 1(a).	Name of Issuer:

Eastman Kodak Company

Item 1(b).	Address of Issuer's Principal Executive Offices:

343 State Street Rochester, New York 14650

Item 2(a).	Name of Persons Filing:

Contrarian Capital Management, L.L.C. Contrarian Capital Fund I, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830

Contrarian Capital Fund I, L.P. c/o Contrarian Capital Advisors, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830

Item 2(c).	Citizenship or Place of Organization:

Contrarian Capital Management, L.L.C. - Delaware Contrarian Capital Fund I, L.P. - Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

277461406

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

    Contrarian Capital Management, L.L.C.:  4,330,835
    Contrarian Capital Fund I, L.P.:  2,289,933

(b)	Percent of class:

    Contrarian Capital Management, L.L.C.:  12.1%
    Contrarian Capital Fund I, L.P.: 6.4%

(c)	Number of shares as to which Contrarian Capital Management, L.L.C. has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,330,835

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,330,835

(d)	Number of shares as to which Contrarian Capital Fund I, L.P. has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,289,933

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,289,933

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The securities reported in this Schedule 13G, which are beneficially owned by Contrarian Capital Management, L.L.C., are owned by advisory clients of Contrarian Capital Management, L.L.C., none of whom, with the exception of Contrarian Capital Fund I, L.P., owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the Reporting Person on whose behalf the undersigned is executing this statement is true, complete and correct.

Date: September 13, 2013

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL FUND I, L.P.

By:	Contrarian Capital Advisors, L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

DATED: September 13, 2013

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL FUND I, L.P.

By:	Contrarian Capital Advisors, L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member